Exhibit 99.1

ReneSola Appoints New Chief Financial Officer

Shanghai, China, May 23, 2018 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, today announced the appointment of Xiaoliang Liang as Chief Financial Officer, effective June 1, 2018.

Mr. Liang brings to ReneSola more than 18 years of experience developing, financing and managing projects with a focus on renewable energy, including solar, wind, hydro and other infrastructure sectors. He previously served in a senior leadership position at ReneSola from 2012 to 2013 prior to departing to pursue other professional leadership opportunities with several leading organizations within the renewable energy industry, including Gamesa Energy China, Hanergy and Dongxu Azure New Energy Corporation. Mr. Liang holds a master's degree in International Project Management from North China Hydro & Water Conservation College and a bachelor's degree in Hydroelectric Engineering from Tsing Hua University.

Xianshou Li, ReneSola's Chief Executive Officer, commented, "We are excited to have Mr. Liang back at the Company to lead the critical functional areas, including financing, financial operations and internal control. He brings solid financing capability and a keen strategic business mind to our leadership team. We expect that he will strengthen our finance and accounting operations and be instrumental in our efforts to improve ReneSola's operating performance. We are confident with his oversight of these key functional areas that ReneSola is positioned for continued success in the years to come."

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com